UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 . 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. 4H invest GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,019,235 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,019,235 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,235 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by 4H invest GmbH (“4H invest”) and Dr. Christof Hettich (“Dr. Hettich and collectively with 4H invest, the “Reporting Persons”). 4H invest is a party by way of accession to the Shareholders’ Agreement and the Pooling Agreement described in Item 6 of this Schedule 13D, both of which govern the voting and the disposition of the common shares of the Issuer held by 4H invest.

(2)	Represents shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dr. Christof Hettich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒ (1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,019,235 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,019,235 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,235 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by 4H invest GmbH (“4H invest”) and Dr. Christof Hettich (“Dr. Hettich and collectively with 4H invest, the “Reporting Persons”). Dr. Hettich is the sole equity holder of, and controls, 4H invest. 4H invest is a party by way of accession to the Shareholders’ Agreement and the Pooling Agreement described in Item 6 of this Schedule 13D, both of which govern the voting and the disposition of the common shares of the Issuer held by 4H invest.

(2)	Represents 1,019,235 shares held of record by 4H invest.

(3)	This percentage is calculated based on 187,120,718 common shares of CureVac N.V. outstanding as reported in its Form 20-F Annual Report filed with the Securities and Exchange Commission on April 28, 2022.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on May 5, 2022 by the Reporting Persons (the “Statement”) with respect to common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”).

Items 2, 3 and 5 of the Statement are amended as set forth below to reflect Dr. Hettich’s departure as a managing director the sole general partner of dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) on June 13, 2022.

Item 2.  Identity and Background

(a) This Schedule 13D is filed by 4H invest GmbH (“4H invest”) and Dr. Christof Hettich (“Dr. Hettich”).

(b) - (c) 4H invest is a German private limited partnership formed to manage investments with a principal office at Bürgermeister-Willinger-Straße 3, 69190 Walldorf, Germany.

Dr. Hettich is a German citizen that manages investments with a business address at Bürgermeister-Willinger-Straße 3, 69190 Walldorf, Germany.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 1,019,235 Shares held of record by 4H invest (as described further in Item 5), a former limited partner of dievini, were transferred to it by dievini in a private transaction to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by 4H invest for the Shares.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Dr. Hettich shares voting and dispositive power over the Shares held by 4H invest and may be deemed to beneficially own such Shares held by 4H invest.

(c) 4H invest, a former limited partner of dievini, acquired 2,936,511 Shares from dievini in a private transaction on March 13, 2022 to implement a plan to transfer the ownership of dievini entirely into the hands of the family of Dietmar Hopp and a family foundation. No consideration was paid by 4H invest for the Shares.

On May 4, 2022, 4H invest transferred 1,896,882 Shares to DH-LT Investments in repayment of a loan made by DH-LT Investments and for cash held for investment, at a value of €16.07 per share.

On May 4, 2022, 4H invest transferred 20,394 Shares to Zweite DH Verwaltungs GmbH, a company wholly owned by Dietmar Hopp, in repayment of a loan made by that company for cash held for investment, at a value of €16.07 per share.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2022

4H INVEST GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
CHRISTOF HETTICH

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